# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Group 1 Automotive, Inc., CIK 0001031203
CUSIP: 398905109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 730 Town and Country Blvd, Suite 500, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 09/18/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001773994
Persons authorized to receive notices and communications: Gregory Alexander, 45 Rockefeller Plaza, 34th Floor, New York, New York (NY), 10111, (212) 832-5280

## Reporting persons
- Conifer Management, L.L.C. (CIK 0001773994): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,512,290; shared voting power 0; sole dispositive power 1,512,290; shared dispositive power 0; aggregate amount beneficially owned 1,512,290 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Group 1 Automotive, Inc.
Address of issuer's principal executive offices: 730 Town and Country Blvd, Suite 500, Houston, Texas (TX), 77024
Comment: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 to the Schedule 13D ("Amendment No. 2") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 20, 2026 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on September 8, 2026 (collectively, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Group 1 Automotive, Inc. (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5(c) of this Amendment No. 2 is incorporated herein by reference.

A total of approximately $40,526,828.72, excluding commissions, was paid to acquire the shares of Common Stock purchased since Amendment No. 1 and reported in Item 5(c) of this Amendment No. 2. The funds used for the purchase of the shares of Common Stock reported herein by the Reporting Person were derived from the general working capital of various commingled investment vehicles managed by the Reporting Person that directly hold the shares of Common Stock reported herein. Such funds may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 21, 2026, the Reporting Person (collectively with Conifer Capital Management LLC, Acacia Partners LP, Acacia Conservation Fund LP, and each of their controlled affiliates, "Conifer") and the Issuer entered into a Stockholder Agreement (the "Stockholder Agreement") pursuant to which the Board agreed to take all necessary actions to (i) increase the size of the Board from ten (10) to eleven (11) members and (ii) appoint Benjamin Hart, an Analyst at Conifer (the "New Director"), as a director on the Board, to fill the newly created vacancy resulting from the increase in the size of the Board, effective November 1, 2026.

During the Support Period (as defined below), Conifer has agreed to vote all shares of the Issuer's Common Stock beneficially owned by it at all meetings of the Issuer's stockholders in accordance with the Board's recommendations, except that Conifer may vote in its discretion on Extraordinary Transactions (as defined in the Stockholder Agreement). Conifer's voting obligations will continue after the expiration of the term of the Stockholder Agreement with respect to any shares of Common Stock and any other securities of the Issuer entitled to vote in the election of directors ("Voting Securities") beneficially owned by Conifer in excess of 20% of the outstanding shares of Common Stock or 20% of the outstanding Voting Securities, as applicable, as of the record date for the applicable meeting of stockholders.

Pursuant to the Stockholder Agreement, Conifer will be subject to customary standstill restrictions during the Support Period, including, among other things, not: (i) acquiring beneficial ownership of more than 19% of the then-outstanding Common Stock or Voting Securities; (ii) soliciting proxies and related matters; (iii) advising or knowingly encouraging any person with respect to the voting or disposition of any securities of the Issuer; and (iv) acquiring equity securities of any Competitor (as defined in the Stockholder Agreement) of the Issuer. In addition, for so long as the New Director serves as a director on the Board (effective November 1, 2026) and remains associated with Conifer or its affiliates, Conifer agreed to only trade in Common Stock during an Open Window (as defined in the Stockholder Agreement), and only after obtaining pre-clearance to trade from the Chief Legal Officer of the Issuer. Each of the foregoing is subject to certain exceptions.

The Stockholder Agreement provides that Conifer may privately request, no more than once per calendar year, that the Issuer seek waivers under certain framework agreements with vehicle manufacturers to permit Conifer's beneficial ownership to exceed the 19% ownership cap without triggering change of control provisions under such agreements, but only to the extent such excess results from Issuer stock repurchases, redemptions, or certain other transactions by the Issuer.

The Stockholder Agreement also includes mutual non-disparagement obligations and provides that the New Director may provide certain confidential information to Conifer subject to a confidentiality agreement (the "Confidentiality Agreement") between the Issuer, the New Director, and Conifer, in the form attached to the Stockholder Agreement as Exhibit A. The parties will execute the confidentiality agreement immediately prior to the New Director's appointment to the Board.

Certain of Conifer's rights under the Stockholder Agreement, including the Issuer's obligation to nominate the New Director for re-election, are conditioned upon Conifer maintaining beneficial ownership of at least 5% of the then-outstanding Common Stock or Voting Securities, and if Conifer's beneficial ownership falls below this threshold, the New Director must tender his resignation from the Board, effective immediately.

The Stockholder Agreement will terminate on the date that is thirty (30) days prior to the deadline for the submission of stockholder notice of director nominations for the Issuer's 2030 annual meeting of stockholders (such deadline exclusive of the thirty (30) days, the "Nomination Notice Deadline," and the period from September 21, 2026, until the Nomination Notice Deadline, the "Support Period"). The Stockholder Agreement is subject to automatic extension if (i) the Issuer informs the New Director no later than fifty (50) days prior to the deadline for the submission of stockholder notice of director nominations for the Issuer's next annual meeting of stockholders following the end of the Support Period that the Issuer intends to nominate the New Director for re-election at such annual meeting of stockholders, and (ii) the New Director remains associated with Conifer or its affiliates (whether as an employee, consultant, or other similar position) and accepts such renomination. The extension mechanism applies successively at the end of each extended Support Period.

The foregoing descriptions of the Stockholder Agreement and Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the text of the Stockholder Agreement and the form of the Confidentiality Agreement, each of which is attached hereto as an exhibit to this Amendment No. 2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Person may be deemed to beneficially own 1,512,290 shares of Common Stock, or approximately 12.7% of the shares of Common Stock outstanding. The percentage reported herein is based on 11,922,225 shares of Common Stock outstanding as of July 24, 2026, as reported in the Form 10-Q the Issuer filed on July 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 1,512,290 shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except for the transactions listed in Exhibit 99.3 hereto, each of which was effected in the open market through a broker, the Reporting Person has not engaged in any transactions with respect to the Common Stock since the filing of Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3 - Schedule of Transactions in response to Item 5(c)

Exhibit 99.4 - Stockholder Agreement, dated September 21, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on September 22, 2026)

Exhibit 99.5 - Form of Confidentiality Agreement (incorporated by reference to Exhibit A to the Stockholder Agreement filed as Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on September 22, 2026)

## Signatures
- Conifer Management, L.L.C.: /s/ Gregory Alexander, Gregory Alexander, Managing Member (09/22/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.